UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015 (Unaudited) (FROM APRIL 1, 2015 TO SEPTEMBER 30, 2015) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015 (Unaudited)

(FROM APRIL 1, 2015 TO SEPTEMBER 30, 2015)

CONSOLIDATED

Released on November 13, 2015

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the six months ended September 30
	2014	2015
Net sales	¥489,511	¥587,352
Operating income	51,923	61,850
Income before income taxes	51,538	63,409
Net income attributable to Nidec Corporation	¥36,713	¥47,622
Per share data:
Net income attributable to Nidec Corporation
Earnings per share – basic	¥133.11	¥160.75
Earnings per share – diluted	¥124.85	¥159.57

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the six months ended September 30
	2014	2015

Consolidated net income	¥38,367	¥48,196
Other comprehensive income (loss), net of tax	32,743	(17,589)
Total comprehensive income (loss)	71,110	30,607
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,103)	(85)
Comprehensive income (loss) attributable to Nidec Corporation	¥69,007	¥30,522

* Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect the valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014, as well as the acquisitions of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (Currently, Nidec GPM GmbH) in the fiscal year ended March 31, 2015. Nidec completed its valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation during the three months ended December 31, 2014 and of Nidec GPM GmbH during the three months ended September 30, 2015.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2015
	March 31	September 30
Current assets	¥729,015	¥773,230
Investments	23,683	19,940
Property, plant, equipment and others	604,642	628,483
Total assets	1,357,340	1,421,653

Current liabilities	362,948	387,946
Long-term liabilities	241,293	240,532
Total liabilities	604,241	628,478
Total Nidec Corporation shareholders’ equity	744,972	785,116
Noncontrolling interests	8,127	8,059
Total liabilities and equity	¥1,357,340	¥1,421,653

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the six months ended September 30
	2014	2015
Net cash provided by operating activities	¥41,552	¥69,620
Net cash used in investing activities	(23,131)	(59,238)
Net cash (used in) provided by financing activities	(3,487)	13,474
Effect of exchange rate changes on cash and cash equivalents	14,604	(7,152)
Net increase in cash and cash equivalents	29,538	16,704
Cash and cash equivalents at beginning of period	247,740	269,902
Cash and cash equivalents at end of period	¥277,278	¥286,606

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies, (ii) the Nidec Group’s ability to expand its business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) alleged or actual product defects and malfunctions of any end-product in which our products are incorporated, (v) the effectiveness of measures designed to reduce costs and improve profitability, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies, product lines and marketing and sales networks, (vii) the Nidec Group’s ability to match production and inventory levels with actual demand, (viii) natural and human-caused disasters and other incidents, (ix) the ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels, (x) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated and (xi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2015 Compared to Six Months Ended September 30, 2014 (Unaudited)

Net Sales

	(Yen in millions) For the six months ended September 30
	2014	2015	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥93,433	¥106,806	¥13,373	14.3
Other small precision motors	96,875	115,707	18,832	19.4
Sub-total	190,308	222,513	32,205	16.9
Automotive, appliance, commercial and industrial products	218,378	276,185	57,807	26.5
Machinery	45,022	53,582	8,560	19.0
Electronic and optical components	32,499	32,528	29	0.1
Others	3,304	2,544	(760)	(23.0)
Consolidated total	¥489,511	¥587,352	¥97,841	20.0

Our net sales increased ¥97,841 million, or 20.0%, from ¥489,511 million for the six months ended September 30, 2014 to ¥587,352 million for the six months ended September 30, 2015. This increase was mainly due to the positive effect of the foreign currency exchange rate fluctuations and the net sales at newly consolidated subsidiaries (the “Newly Consolidated Subsidiaries”), which consist of:

•

Nidec GPM GmbH and its subsidiaries, a German manufacturer of oil pumps and modules for passenger cars and commercial vehicles, which we acquired in February 2015.

Excluding the impact of the Newly Consolidated Subsidiaries, our net sales increased ¥70,911 million, or 14.5%, from ¥489,511 million for the six months ended September 30, 2014 to ¥560,422 million for the six months ended September 30, 2015.

The average exchange rate between the Japanese yen and the U.S. dollar for the six months ended September 30, 2015 was ¥121.80 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 18%, compared to the six months ended September 30, 2014. The average exchange rate between the Japanese yen and the Euro for the six months ended September 30, 2015 was ¥135.07 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 3%, compared to the six months ended September 30, 2014. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥61,300 million and a positive effect on our operating income of approximately ¥8,400 million for the six months ended September 30, 2015 compared to the six months ended September 30, 2014.

(Small precision motors)

Net sales of small precision motors increased ¥32,205 million, or 16.9%, from ¥190,308 million for the six months ended September 30, 2014 to ¥222,513 million for the six months ended September 30, 2015. The fluctuations of the foreign currency exchange rates had a positive effect on our sales of small precision motors of approximately ¥30,300 million for the six months ended September 30, 2015 compared to the six months ended September 30, 2014. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥13,373 million, or 14.3%, from ¥93,433 million for the six months ended September 30, 2014 to ¥106,806 million for the six months ended September 30, 2015. The number of units sold of small precision motors for hard disk drives for the six months ended September 30, 2015 decreased approximately 6% compared to the six months ended September 30, 2014. The decline in unit sales reflects the continuing decline of the hard disk drive market.

Net sales of hard disk drives spindle motors accounted for 19.1% of total net sales for the six months ended September 30, 2014 and 18.2% of total net sales for the six months ended September 30, 2015.

Other small precision motors

Net sales of other small precision motors increased ¥18,832 million, or 19.4%, from ¥96,875 million for the six months ended September 30, 2014 to ¥115,707 million for the six months ended September 30, 2015. This increase was mainly due to increases in sales of fan motors and other small motors.

Net sales of other small precision motors accounted for 19.8% of total net sales for the six months ended September 30, 2014 and 19.7% of total net sales for the six months ended September 30, 2015.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥57,807 million, or 26.5%, from ¥218,378 million for the six months ended September 30, 2014 to ¥276,185 million for the six months ended September 30, 2015.

Net sales of appliance, commercial and industrial products for the six months ended September 30, 2015 increased 11.7% compared to the six months ended September 30, 2014. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for the six months ended September 30, 2015 increased 46.3% compared to the six months ended September 30, 2014 primarily due to the contribution of the Newly Consolidated Subsidiaries as well as the positive effect of the foreign currency exchange rate fluctuations, in addition to the increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems at the Nidec Elesys group.

Net sales of automotive, appliance, commercial and industrial products accounted for 44.6% of our total net sales for the six months ended September 30, 2014 and 47.0% of total net sales for the six months ended September 30, 2015.

(Machinery)

Net sales of our machinery increased ¥8,560 million, or 19.0%, from ¥45,022 million for the six months ended September 30, 2014 to ¥53,582 million for the six months ended September 30, 2015. This increase in net sales for the six months ended September 30, 2015 was mainly due to increases in sales of LCD panel handling robots at the Nidec Sankyo group.

Net sales of machinery accounted for 9.2% of our total net sales for the six months ended September 30, 2014 and 9.1% of total net sales for the six months ended September 30, 2015.

(Electronic and optical components)

Net sales of our electronic and optical components slightly increased from ¥32,499 million for the six months ended September 30, 2014 to ¥32,528 million for the six months ended September 30, 2015.

Net sales of electronic and optical components accounted for 6.6% of our total net sales for the six months ended September 30, 2014 and 5.6% of total net sales for the six months ended September 30, 2015.

(Others)

Net sales of our other products decreased ¥760 million, or 23.0%, from ¥3,304 million for the six months ended September 30, 2014 to ¥2,544 million for the six months ended September 30, 2015.

Net sales of other products accounted for 0.7% of total net sales for the six months ended September 30, 2014 and 0.4% of total net sales for the six months ended September 30, 2015.

Cost of Products Sold

Our cost of products sold increased ¥79,979 million, or 21.4%, from ¥373,077 million for the six months ended September 30, 2014 to ¥453,056 million for the six months ended September 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥57,225 million, or 15.3%, from ¥373,077 million for the six months ended September 30, 2014 to ¥430,302 million for the six months ended September 30, 2015. This increase was mainly due to the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our cost of products sold increased from 76.2% for the six months ended September 30, 2014 to 77.2% for the six months ended September 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.2% for the six months ended September 30, 2014 to 76.8% for the six months ended September 30, 2015.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥4,691 million, or 11.1%, from ¥42,334 million for the six months ended September 30, 2014 to ¥47,025 million for the six months ended September 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥3,113 million, or 7.4%, from ¥42,334 million for the six months ended September 30, 2014 to ¥45,447 million for the six months ended September 30, 2015. This increase was mainly due to the depreciation of the Japanese yen against other currencies and higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.7% for the six months ended September 30, 2014 to 8.0% for the six months ended September 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.6% for the six months ended September 30, 2014 to 8.1% for the six months ended September 30, 2015.

Research and Development Expenses

Our research and development expenses increased ¥3,244 million, or 14.6%, from ¥22,177 million for the six months ended September 30, 2014 to ¥25,421 million for the six months ended September 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥2,562 million, or 11.6%, from ¥22,177 million for the six months ended September 30, 2014 to ¥24,739 million for the six months ended September 30, 2015. This increase was mainly due to our increased spending in research and development activities relating to products in the small precision motors category and increased basic research expenses at Nidec Corporation.

As a percentage of net sales, our research and development expenses decreased from 4.5% for the six months ended September 30, 2014 to 4.3% for the six months ended September 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses decreased from 4.5% for the six months ended September 30, 2014 to 4.4% for the six months ended September 30, 2015.

Operating Income

As a result of the foregoing, our operating income increased ¥9,927 million, or 19.1%, from ¥51,923 million for the six months ended September 30, 2014 to ¥61,850 million for the six months ended September 30, 2015.

As a percentage of net sales, our operating income decreased from 10.6% for the six months ended September 30, 2014 to 10.5% for the six months ended September 30, 2015.

Other Income (Expense)

We recorded other income of ¥1,559 million for the six months ended September 30, 2015 compared to other expense of ¥385 million for the six months ended September 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, we recorded other income of ¥1,897 million for the six months ended September 30, 2015 compared to other expense of ¥385 million for the six months ended September 30, 2014. This improvement was mainly due to an increase in foreign exchange gain and a gain from marketable securities.

Our foreign exchange gain increased ¥1,987 million from ¥435 million for the six months ended September 30, 2014 to ¥2,422 million for the six months ended September 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange gain increased ¥2,264 million from ¥435 million for the six months ended September 30, 2014 to ¥2,699 million for the six months ended September 30, 2015. This improvement was mainly due to the depreciation in the value of the Thai baht against the U.S. dollar.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar, between the Japanese yen and the Euro and between the Japanese yen and the Thai baht as of the dates indicated:

Currency	March 31, 2014	September 30, 2014	Fluctuation from March 31, 2014 to September 30, 2014	March 31, 2015	September 30, 2015	Fluctuation from March 31, 2015 to September 30, 2015
U.S. dollar ($1.00)	¥102.92	¥109.45	¥6.53	¥120.17	¥119.96	¥(0.21)
Euro (€1.00)	¥141.65	¥138.87	¥(2.78)	¥130.32	¥134.97	¥4.65
Thai baht (฿1.00)	¥3.17	¥3.38	¥0.21	¥3.70	¥3.29	¥(0.41)

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥11,871 million, or 23.0%, from ¥51,538 million for the six months ended September 30, 2014 to ¥63,409 million for the six months ended September 30, 2015.

As a percentage of net sales, our income before income taxes increased from 10.5% for the six months ended September 30, 2014 to 10.8% for the six months ended September 30, 2015.

Income Taxes

Our income taxes increased ¥2,030 million, or 15.4%, from ¥13,188 million for the six months ended September 30, 2014 to ¥15,218 million for the six months ended September 30, 2015. This increase was primarily due to the increases in income before income taxes.

The effective income tax rate decreased approximately 1.6 percentage points from 25.6% for the six months ended September 30, 2014 to 24.0% for the six months ended September 30, 2015.

For more information, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies decreased ¥12 million, or 70.6%, from ¥17 million for the six months ended September 30, 2014 to ¥5 million for the six months ended September 30, 2015.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥9,829 million, or 25.6%, from ¥38,367 million for the six months ended September 30, 2014 to ¥48,196 million for the six months ended September 30, 2015.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥1,080 million, or 65.3%, from ¥1,654 million for the six months ended September 30, 2014 to ¥574 million for the six months ended September 30, 2015. This decrease primarily resulted from the share exchange transactions through which we made certain consolidated subsidiaries our wholly owned subsidiaries. Specifically, in October 2014, we made Nidec Copal Electronics Corporation and Nidec-Read Corporation wholly owned subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥10,909 million, or 29.7%, from ¥36,713 million for the six months ended September 30, 2014 to ¥47,622 million for the six months ended September 30, 2015.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 7.5% for the six months ended September 30, 2014 to 8.1% for the six months ended September 30, 2015.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting,” we have 9 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the six months ended September 30, 2014 and 2015.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. This segment also includes the Nidec GPM group which was newly consolidated since February 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K), Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the six months ended September 30, 2014 and 2015. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the six months ended September 30, 2014 and 2015:

	Yen in millions
	For the six months ended September 30
	2014	2015
Nidec Corporation
Net sales to external customers	¥14,083	¥15,711
Net sales to other operating segments	71,139	89,129
Sub total	85,222	104,840
Nidec Electronics (Thailand)
Net sales to external customers	32,896	43,678
Net sales to other operating segments	23,524	22,332
Sub total	56,420	66,010
Nidec Singapore
Net sales to external customers	29,994	35,776
Net sales to other operating segments	350	472
Sub total	30,344	36,248
Nidec (H.K.)
Net sales to external customers	39,552	47,022
Net sales to other operating segments	669	696
Sub total	40,221	47,718
Nidec Sankyo
Net sales to external customers	60,556	65,609
Net sales to other operating segments	166	171
Sub total	60,722	65,780
Nidec Copal
Net sales to external customers	20,050	22,439
Net sales to other operating segments	1,141	5,432
Sub total	21,191	27,871
Nidec Techno Motor
Net sales to external customers	28,930	29,824
Net sales to other operating segments	2,278	2,285
Sub total	31,208	32,109
Nidec Motor
Net sales to external customers	94,268	110,124
Net sales to other operating segments	72	533
Sub total	94,340	110,657
Nidec Motors & Actuators
Net sales to external customers	81,083	123,529
Net sales to other operating segments	10,406	11,463
Sub total	91,489	134,992
All Others
Net sales to external customers	88,923	94,385
Net sales to other operating segments	63,805	81,570
Sub total	152,728	175,955
Total
Net sales to external customers	490,335	588,097
Net sales to other operating segments	173,550	214,083
Adjustments (*)	(824)	(745)
Intersegment elimination	(173,550)	(214,083)
Consolidated total (net sales)	¥489,511	¥587,352

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the six months ended September 30
	2014	2015
Operating income or loss:
Nidec Corporation	¥6,744	¥7,451
Nidec Electronics (Thailand)	6,941	8,202
Nidec Singapore	502	552
Nidec (H.K.)	254	425
Nidec Sankyo	5,273	7,681
Nidec Copal	(33)	1,721
Nidec Techno Motor	4,020	2,607
Nidec Motor	6,134	7,423
Nidec Motors & Actuators	8,041	11,063
All Others	17,363	17,137
Total	55,239	64,262
Adjustments (*)	(3,316)	(2,412)
Consolidated total	¥51,923	¥61,850

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥19,618 million, or 23.0%, from ¥85,222 million for the six months ended September 30, 2014 to ¥104,840 million for the six months ended September 30, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in sales of other small precision motors and an increase in demand of DC motors and electric power steering motors. Net sales to external customers of Nidec Corporation increased ¥1,628 million, or 11.6%, from ¥14,083 million for the six months ended September 30, 2014 to ¥15,711 million for the six months ended September 30, 2015. Operating income of Nidec Corporation increased ¥707 million, or 10.5%, from ¥6,744 million for the six months ended September, 2014 to ¥7,451 million for the six months ended September 30, 2015. This increase was primarily due to the increase in sales, despite an increase in research and development expenses.

Net sales of Nidec Electronics (Thailand) increased ¥9,590 million, or 17.0%, from ¥56,420 million for the six months ended September 30, 2014 to ¥66,010 million for the six months ended September 30, 2015. This increase was primarily due to the positive effect of the depreciation of Thai baht against the U.S. dollar and of the depreciation of Japanese yen against the Thai baht. Operating income of Nidec Electronics (Thailand) increased ¥1,261 million, or 18.2%, from ¥6,941 million for the six months ended September 30, 2014 to ¥8,202 million for the six months ended September 30, 2015.This increase was primarily due to the increase in sales and our efforts to reduce costs through the promotion of in-house production.

Net sales of Nidec Singapore increased ¥5,904 million, or 19.5%, from ¥30,344 million for the six months ended September 30, 2014 to ¥36,248 million for the six months ended September 30, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in demand for hard disk drives spindle motors from major customers. Operating income of Nidec Singapore increased ¥50 million, or 10.0%, from ¥502 million for the six months ended September 30, 2014 to ¥552 million for the six months ended September 30, 2015. This increase was primarily due to the increase in sales and a decrease in service fee to All Others segment.

Net sales of Nidec (H.K.) increased ¥7,497 million, or 18.6%, from ¥40,221 million for the six months ended September 30, 2014 to ¥47,718 million for the six months ended September 30, 2015. This increase was primarily due to an increase in sales of other small precision motors and the positive effects of the depreciation of the Japanese yen against the Hong Kong dollar and the Chinese yuan, despite a decrease in demand for hard disk drives spindle motors. Operating income of Nidec (H.K.) increased ¥171 million, or 67.3%, from ¥254 million for the six months ended September 30, 2014 to ¥ 425 million for the six months ended September 30, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Sankyo increased ¥5,058 million, or 8.3%, from ¥60,722 million for the six months ended September 30, 2014 to ¥65,780 million for the six months ended September 30, 2015. This increase was primarily due to an increase in sales of LCD panel handling robots and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Sankyo increased ¥2,408 million, or 45.7%, from ¥5,273 million for the six months ended September 30, 2014 to ¥7,681 million for the six months ended September 30, 2015. This increase was primarily due to our efforts to reduce cost of products sold, in addition to the increase in sales.

Net sales of Nidec Copal increased ¥6,680 million, or 31.5%, from ¥21,191 million for the six months ended September 30, 2014 to ¥27,871 million for the six months ended September 30, 2015. This increase was primarily due to an increase in sales of other small precision motors and the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite a decrease in sales of components for compact digital cameras. Nidec Copal recorded operating income of ¥1,721 million for the six months ended September 30, 2015, compared to operating loss of ¥33 million for the six months ended September 30, 2014. This improvement was primarily due to our efforts to lower fixed costs and the positive effect of changes in the product mix, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥901 million, or 2.9%, from ¥31,208 million for the six months ended September 30, 2014 to ¥32,109 million for the six months ended September 30, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the Chinese yuan, despite a decrease in demand for motors for air conditioning equipment in Asia. However, operating income of Nidec Techno Motor decreased ¥1,413 million, or 35.1%, from ¥4,020 million for the six months ended September 30, 2014 to ¥2,607 million for the six months ended September 30, 2015. This decrease was primarily due to the higher ratio of fixed costs to net sales resulting from the decrease in demand.

Net sales of Nidec Motor increased ¥16,317 million or 17.3%, from ¥94,340 million for the six months ended September 30, 2014 to ¥110,657 million for the six months ended September 30, 2015. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Motor increased ¥1,289 million, or 21.0%, from ¥6,134 million for the six months ended September 30, 2014 to ¥7,423 million for the six months ended September 30, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥43,503 million or 47.6%, from ¥91,489 million for the six months ended September 30, 2014 to ¥134,992 million for the six months ended September 30, 2015. This increase was primarily due to the contribution of the Nidec GPM group which has been newly consolidated since February 2015, an increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems at the Nidec Elesys group and the positive effect of the depreciation of the Japanese yen against the U.S. dollar and the Chinese yuan. Operating income increased ¥3,022 million, or 37.6%, from ¥8,041 million for the six months ended September 30, 2014 to ¥11,063 million for the six months ended September 30, 2015. This increase was primarily due to our efforts to reduce cost of products sold, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥23,227 million, or 15.2%, from ¥152,728 million for the six months ended September 30, 2014 to ¥175,955 million for the six months ended September 30, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in sales of other small precision motors, despite a decrease in demand of hard disk drives spindle motors. However, operating income decreased ¥226 million, or 1.3%, from ¥17,363 million for the six months ended September 30, 2014 to ¥17,137 million for the six months ended September 30, 2015.This decrease was primarily due to an increase in depreciation resulting from promotion of capital expenditure, despite the increase in sales.

Accounting Standards

We are considering adopting International Financial Reporting Standards (“IFRS”) from the year ending March 31, 2017 to strengthen and improve the efficiency of financial reporting. We are currently evaluating the details of, and timeline for, the transition.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2015 and September 30, 2015, affected by factors such as sales growth, our working capital increased from ¥366,067 million to ¥385,284 million, as discussed in more detail below. In an effort to efficiently use our working cash reserves, we continue to make effective use of our cash management systems that we established on a region-by-region basis, where cash is managed and shared among our subsidiaries in each region, including Japan, China and other countries. In addition, we implemented our cash management systems in the previous year to share cash among subsidiaries in the United States and accommodate cash needs between our U.S. and Japanese group companies.

We had cash and cash equivalents of ¥286,606 million as of September 30, 2015, compared to ¥269,902 million as of March 31, 2015. As of September 30, 2015, approximately 88% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows from operating activities, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of September 30, 2015, we had ¥203,186 million of trade notes and accounts payable, ¥91,830 million of short-term borrowings, and ¥196,310 million of long-term debt, including the current portion of long-term debt.

In the six months ended September 30, 2015, we acquired the following companies.

Company name	Country	Principal Businesses
Motortecnica s.r.l.	Italy	Design, manufacturing, repair, maintenance and servicing of electrical rotating machinery, with focus areas of remanufacturing and refurbishment
SR Drive business of China Tex Mechanical & Electrical Engineering Ltd (Renamed Nidec (Beijing) Drive Technologies Co., Ltd.)	China	Designing, development, manufacturing and marketing of switched reluctance motors and drives for industrial solutions
Arisa, S.A.	Spain	Development, manufacturing, sales and aftermarket services of large-sized servo press machines
KB Electronics, Inc.	United States	Design, manufacture and sales of AC and DC electric motor drives and controls
E.M.G. Elettromeccanica S.r.l.	Italy	Development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation, and household appliances and industrial equipment (brake motors, etc.)
PT. NAGATA OPTO INDONESIA	Indonesia	Glass lens processing

We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, was ¥91,830 million as of September 30, 2015, an increase of ¥39,429 million from ¥52,401 million as of March 31, 2015. This increase was mainly due to an increase in Japanese yen-denominated, U.S. dollar-denominated and Euro-denominated borrowings to meet some of our Japanese yen, U.S. dollar and Euro funding needs. The short-term borrowings as of September 30, 2015 consisted of borrowings denominated in Japanese yen, U.S. dollar and Euro. We had no commercial paper outstanding as of September 30, 2015.

Our current portion of long-term debt was ¥12,704 million as of September 30, 2015, a decrease of ¥32,781 million from ¥45,485 million as of March 31, 2015. This decrease was mainly due to repayment of the current portion of U.S. dollar-denominated bank loans, and the exercise of all remaining stock acquisition rights of zero coupon euro yen convertible bonds during the six months ended September 30, 2015. The current portion of long-term debt as of September 30, 2015 consisted of the current portion of the U.S. dollar-denominated bank loans we obtained in December 2012 under a special government program, as further described below.

Our long-term debt was ¥183,606 million as of September 30, 2015, a decrease of ¥1,006 million from ¥184,612 million as of March 31, 2015. The long-term debt as of September 30, 2015 consisted of ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, as described below, ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as described below, and the borrowings from banks denominated in yen.

In December 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which had been implemented previously in response to the appreciation of the Japanese yen against other currencies. As of September 30, 2015, we had $83 million of loans outstanding under the program, which were recorded in current portion of long-term debt.

In addition, in August 2015, in an effort to reduce financing costs and foreign exchange risks, Nidec India Private Limited, the company’s subsidiary in India, obtained Indian rupee (“Rs.”) -denominated financing from the JBIC. Although the subsidiary had no loans outstanding under the program as of September 30, 2015, it had Rs.70 million of loans outstanding under the program as of October 31, 2015, which were recorded in long-term debt.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we previously filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012.

In March 2014, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and to further diversify our funding sources and improve our financial stability. To date, we have not issued any bonds under this shelf registration statement. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Through this funding approach, we seek to lower our financing costs, maintain sufficient lines of credit and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 4,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2015 and January 26, 2016. We did not repurchase any shares under the plan between April 1, 2015 and September 30, 2015.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥64,313 million, or 4.7%, from ¥1,357,340 million as of March 31, 2015 to ¥1,421,653 million as of September 30, 2015. The increase in total assets of ¥64,313 million was primarily due to an increase in property, plant and equipment of ¥18,764 million as a result of expansion of investment for facilities, an increase in cash and cash equivalents of ¥16,704 million as described below under “Cash Flows,” and an increase in inventories of ¥12,994 million and an increase in trade accounts receivable of ¥11,265 million as a result of increase in sales.

Our total liabilities increased ¥24,237 million, or 4.0%, from ¥604,241 million as of March 31, 2015 to ¥628,478 million as of September 30, 2015. The increase in total liabilities of ¥24,237 million was due to an increase in short-term borrowings of ¥39,429 million primarily because we obtained Japanese yen, U.S. dollar and Euro funds in the six months ended September 30, 2015 and an increase in trade notes and accounts payable of ¥8,188 million reflecting an increase in customer demands. This increase in liabilities was partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥33,787 million, due to the partial repayments on the U.S. dollar-denominated bank loans under the JBIC program and the exercise of all remaining stock acquisition rights of zero coupon euro yen convertible bonds during the six months ended September 30, 2015.

Our working capital, defined as current assets less current liabilities, increased ¥19,217 million from ¥366,067 million as of March 31, 2015 to ¥385,284 million as of September 30, 2015.

Our total Nidec Corporation shareholders’ equity increased ¥40,144 million, or 5.4%, from ¥744,972 million as of March 31, 2015 to ¥785,116 million as of September 30, 2015. This increase was primarily due to an increase in retained earnings of ¥35,858 million. The ratio of Nidec Corporation shareholders’ equity to total assets was 55.2% as of September 30, 2015 compared to 54.9% as of March 31, 2015.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥28,068 million from ¥41,552 million for the six months ended September 30, 2014 to ¥69,620 million for the six months ended September 30, 2015. The increase in net cash provided by operating activities was primarily due to an increase in consolidated net income of ¥9,829 million and net positive adjustments of ¥9,691 million for changes in operating assets and liabilities.

For the six months ended September 30, 2015, we had ¥69,620 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥48,196 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥13,371 million, which consisted of an increase in operating assets of ¥25,226 million and an increase in operating liabilities of ¥11,855 million. Operating assets increased as of September 30, 2015 compared to March 31, 2015 primarily due to an increase in sales.

For the six months ended September 30, 2014, we had ¥41,552 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥38,367 million. However, net cash provided by operating activities was impacted by net negative adjustments of ¥23,062 million for changes in operating assets and liabilities, which consisted of an increase in operating assets of ¥29,862 million and an increase in operating liabilities of ¥6,800 million. Operating assets and operating liabilities increased primarily due to stronger customer demand for our products as of September 30, 2014 compared to March 31, 2014.

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥36,107 million from ¥23,131 million for the six months ended September 30, 2014 to ¥59,238 million for the six months ended September 30, 2015. The increase in net cash used in investing activities was primarily due to an increase in additions to property, plant and equipment of ¥23,292 million and an increase in acquisitions of business, net of cash acquired of ¥9,721 million.

For the six months ended September 30, 2015, we had ¥59,238 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥47,814 million.

For the six months ended September 30, 2014, we had ¥23,131 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥24,522 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was ¥13,474 million for the six months ended September 30, 2015, while net cash used in financing activities was ¥3,487 million for the six months ended September 30, 2014.

For the six months ended September 30, 2015, we had ¥13,474 million of net cash inflows from financing activities due to an increase in short-term borrowings of ¥38,324 million partially offset by repayments of long-term debt of ¥12,977 million and dividends paid to shareholders of Nidec Corporation of ¥11,764 million .

For the six months ended September 30, 2014, we had ¥3,487 million of net cash outflows from financing activities due to repayments of long-term debt of ¥18,510 million and dividends paid to shareholders of Nidec Corporation of ¥7,585 million, partially offset by an increase in short-term borrowings of ¥23,126 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥16,704 million from ¥269,902 million as of March 31, 2015 to ¥286,606 million as of September 30, 2015. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen and Euros.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2015	September 30, 2015
Current assets:
Cash and cash equivalents	¥269,902	¥ 286,606
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥830 million on March 31, 2015 and ¥963 million on September 30, 2015
Notes	15,221	19,226
Accounts	222,396	233,661
Inventories
Finished goods	75,398	82,028
Raw materials	51,182	56,254
Work in progress	39,187	40,816
Supplies and other	5,107	4,770
Other current assets	50,622	49,869
Total current assets	729,015	773,230

Marketable securities and other securities investments	21,516	18,003
Investments in and advances to affiliated companies	2,167	1,937
	23,683	19,940
Property, plant and equipment:
Land	47,427	47,908
Buildings	189,742	193,455
Machinery and equipment	430,019	446,923
Construction in progress	33,831	40,863
	701,019	729,149
Less - Accumulated depreciation	(358,897)	(368,263)
	342,122	360,886
Goodwill	162,959	169,479
Other non-current assets, net of allowance for doubtful accounts of ¥465 million on March 31, 2015 and ¥465 million on September 30, 2015	99,561	98,118
Total assets	¥1,357,340	¥ 1,421,653

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2015	September 30, 2015
Current liabilities:
Short-term borrowings	¥52,401	¥91,830
Current portion of long-term debt	45,485	12,704
Trade notes and accounts payable	194,998	203,186
Accrued expenses	33,375	36,604
Other current liabilities	36,689	43,622
Total current liabilities	362,948	387,946

Long-term liabilities:
Long-term debt	184,612	183,606
Accrued pension and severance costs	19,576	19,501
Other long-term liabilities	37,105	37,425
Total long-term liabilities	241,293	240,532

Contingencies (Note 12)
Equity:
Common stock authorized: 960,000,000 shares issued: 294,108,416 shares on March 31, 2015 and 298,142,234 shares on September 30, 2015	77,071	87,784
Additional paid-in capital	105,459	116,134
Retained earnings	427,641	463,499
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	131,332	117,268
Net unrealized gains and losses on securities	7,412	5,028
Net gains and losses on derivative instruments	(1,072)	(1,713)
Pension liability adjustments	(2,844)	(2,855)

Treasury stock, at cost: 9,636 shares on March 31, 2015 and 9,811 shares on September 30, 2015	(27)	(29)
Total Nidec Corporation shareholders’ equity	744,972	785,116
Noncontrolling interests	8,127	8,059
Total equity	753,099	793,175
Total liabilities and equity	¥1,357,340	¥ 1,421,653

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2014	2015

Net sales	¥489,511	¥587,352
Operating expenses:
Cost of products sold	373,077	453,056
Selling, general and administrative expenses	42,334	47,025
Research and development expenses	22,177	25,421
	437,588	525,502
Operating income	51,923	61,850
Other income (expense):
Interest and dividend income	1,120	896
Interest expense	(741)	(790)
Foreign exchange gain, net	435	2,422
Gain from marketable securities, net	6	920
Other, net	(1,205)	(1,889)
	(385)	1,559
Income before income taxes	51,538	63,409
Income taxes	(13,188)	(15,218)
Equity in net income of affiliated companies	17	5
Consolidated net income	38,367	48,196
Less: Net income attributable to noncontrolling interests	(1,654)	(574)
Net income attributable to Nidec Corporation	¥36,713	¥47,622

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	133.11	160.75
Diluted	124.85	159.57
Cash dividends paid	¥27.50	¥40.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2014	2015

Consolidated net income	¥38,367	¥48,196
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	31,461	(14,541)
Net unrealized gains and losses on securities	1,364	(2,384)
Net gains and losses on derivative instruments	(191)	(641)
Pension liability adjustments	109	(23)
Total other comprehensive income(loss)	32,743	(17,589)
Total comprehensive income (loss)	71,110	30,607
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,103)	(85)
Comprehensive income (loss) attributable to Nidec Corporation	¥69,007	¥30,522

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2014	2015

Net sales	¥249,323	¥302,311
Operating expenses:
Cost of products sold	189,343	232,205
Selling, general and administrative expenses	21,690	25,234
Research and development expenses	11,402	13,767
	222,435	271,206
Operating income	26,888	31,105
Other income (expense):
Interest and dividend income	559	411
Interest expense	(344)	(445)
Foreign exchange gain, net	761	865
Gain from marketable securities, net	6	184
Other, net	(786)	(1,066)
	196	(51)
Income before income taxes	27,084	31,054
Income taxes	(7,015)	(7,057)
Equity in net income (loss) of affiliated companies	13	(0)
Consolidated net income	20,082	23,997
Less: Net income attributable to noncontrolling interests	(942)	(170)
Net income attributable to Nidec Corporation	¥19,140	¥23,827

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	¥69.40	¥80.12
Diluted	65.09	79.84
Cash dividends paid	-	-

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2014	2015

Consolidated net income	¥20,082	¥23,997
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	40,151	(25,957)
Net unrealized gains and losses on securities	683	(2,001)
Net gains and losses on derivative instruments	(383)	(642)
Pension liability adjustments	127	100
Total other comprehensive income (loss)	40,578	(28,500)
Total comprehensive income (loss)	60,660	(4,503)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,572)	293
Comprehensive income (loss) attributable to Nidec Corporation	¥59,088	¥ (4,210)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2014	2015

Cash flows from operating activities:
Consolidated net income	¥38,367	¥48,196
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,373	30,373
Gain from marketable securities, net	(6)	(920)
Gain from sales, disposal or impairment of property, plant and equipment	(264)	(78)
Deferred income taxes	2,849	2,345
Equity in net income of affiliated companies	(17)	(5)
Foreign currency adjustments	441	(596)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(13,213)	(13,367)
Increase in inventories	(16,649)	(11,859)
Increase in notes and accounts payable	5,963	9,960
Increase in accrued income taxes	837	1,895
Other	(2,129)	3,676
Net cash provided by operating activities	41,552	69,620

Cash flows from investing activities:
Additions to property, plant and equipment	(24,522)	(47,814)
Proceeds from sales of property, plant and equipment	1,644	805
Purchases of marketable securities	(3)	(504)
Proceeds from sales or redemption of marketable securities	14	1,276
Acquisitions of business, net of cash acquired	-	(9,721)
Other	(264)	(3,280)
Net cash used in investing activities	(23,131)	(59,238)

Cash flows from financing activities:
Increase in short-term borrowings	23,126	38,324
Proceeds from issuance of long-term debt	73	258
Repayments of long-term debt	(18,510)	(12,977)
Purchases of treasury stock	(30)	(25)
Payments for additional investments in subsidiaries	(110)	(36)
Dividends paid to shareholders of Nidec Corporation	(7,585)	(11,764)
Other	(451)	(306)
Net cash (used in) provided by financing activities	(3,487)	13,474

Effect of exchange rate changes on cash and cash equivalents	14,604	(7,152)
Net increase in cash and cash equivalents	29,538	16,704
Cash and cash equivalents at beginning of period	247,740	269,902
Cash and cash equivalents at end of period	¥277,278	¥286,606

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2015 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2015, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2015, included on Form 20-F.

Certain reclassifications and retrospective adjustment in the consolidated balance sheet as of March 31, 2015, the consolidated statements of income for the six and three months ended September 30, 2014 and the consolidated statements of cash flows for the six months ended September 30, 2014 have been made to conform to the presentation used for the six and three months ended September 30, 2015.

Pursuant to ASC 805 “Business Combinations,” valuation of the fair values of the assets acquired and the liabilities assumed involves retrospective adjustment of the previous year’s consolidated financial statements. For more information see Note 3.

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205“Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Recent Accounting Pronouncements to be adopted in future periods

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)" Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” to defer the effective dates of the new standard by one year. As a result of the issuance, the new standard is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted but not before the original effective date of December 15, 2016. NIDEC is currently evaluating the potential impact from adopting ASU 2014-09 on its consolidated financial position, results of operations and liquidity.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments" ASU 2015-16 eliminates the requirement to retrospectively account for adjustments made to provisional amounts during the measurement period recognized in a business combination to simplify the accounting for those adjustments. Under the new standard, an acquirer should recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date, should be recorded in the same period’s financial statements. ASU No. 2015-16 is effective for annual and interim periods beginning after December 15, 2015, and applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update. Early application is permitted for financial statements that have not been issued. NIDEC is currently evaluating the potential impact from adopting ASU 2015-16 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

On May 15, 2015, NIDEC acquired all of the voting rights in Motortecnica s.r.l., an Italian company, which consists of design, manufacturing, repair, maintenance and servicing of electrical rotating machinery for cash of ¥1,897 million from its founding family, in order to strengthen its service business and expand in the generators market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

On June 2, 2015, NIDEC additionally acquired a certain amount of the voting rights in Sejin Electron (HK), a Chinese company, which consists of manufacture and marketing of automotive parts and appliance motors for cash of ¥424 million from Sejin Electron Inc., in order to strengthen its manufacturing capacity and expand in the automotive and appliance market. As a result of the acquisition, its voting rights in Sejin Electron (HK) increased from 50.0% to 100.0%. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On July 31, 2015, NIDEC acquired the switched reluctance (SR) motor and drive business of China Tex Mechanical & Electrical Engineering Ltd. a Chinese company, which consists of design, development, manufacture and marketing of SR motors and drives for cash of ¥513 million, in order to start manufacturing and developing SR motors and drives in China, which is a significant step forward in enhancing its presence in the industrial solution products market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On August 24, 2015, NIDEC acquired all of the voting rights in Arisa, S.A., a Spanish company, which consists of development, manufacturing, sales and aftermarket services of large-sized servo press machines for cash of ¥3,878 million from its founding family, in order to effectively supplement the Company’s overall press machine business and enhance the Company’s brand exposure to the European automotive industry. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On August 31, 2015, NIDEC acquired all of the voting rights in KB Electronics, Inc., a US company, which consists of design, manufacture and sales of AC and DC electric motor drives and controls for cash of ¥3,623 million from its founding family, in order to add KB drives and controls into our product portfolio and expand our ability to provide packaged solutions to customers who want to pair a simple AC input variable speed control with a motor. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On September 1, 2015, NIDEC acquired the business of E.M.G. Elettromeccanica S.r.l., an Italian company, which consists of development, production and sales of motors for commercial facilities such as swimming pool and spa, air and smoke ventilation as well as household appliances and industrial equipment (brake motors, etc.) for cash of ¥931 million, in order to draw on its core strengths and gain a strong foothold in the world market for commercial and residential solutions, including motors for pumps used in swimming pools and spas and enrich our product lines and improving our production efficiency as well as further enhance its inter-group procurement synergies necessary to bring NIDEC to the leadership position in the European commercial equipment market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

On September 8, 2015, NIDEC acquired all of the voting rights in PT. NAGATA OPTO INDONESIA, an Indonesian company, which consists of processing of glass lenses for cash of ¥203 million from its founding family, in order to grow its automotive lens unit business further by strengthening production capacity through active capital investment to meet growing market demand and improve profitability by gaining in-house production capabilities of glass lenses. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect its valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, NIDEC completed its valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

The effects of the adjustments for the consolidated statement of income for the six months ended September 30, 2014 were as follows:

Operating income ¥(753) million, income before income taxes ¥(753) million and net income attributable to Nidec Corporation ¥(496) million.

Consolidated financial statements for the previous year and the six months ended September 30, 2015 also have been retrospectively adjusted to reflect its valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec GPM GmbH (formerly Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt) in the fiscal year ended March 31, 2015. During the three months ended September 30, 2015, NIDEC completed its valuation of such assets and liabilities of Nidec GPM GmbH.

The effects of the adjustments for each consolidated financial statement were as follows:

Consolidated balance sheet as of March 31, 2015

Current assets ¥(1,499) million, property, plant and equipment ¥3,144 million, goodwill ¥(9,471) million, intangible assets ¥9,972 million, other noncurrent assets ¥55 million, liability ¥2,400 million and equity ¥(199) million.

Of intangible assets, Trademark of ¥3,156 million is not subject to amortization. The remaining intangible assets are subject to amortization and consist of customer relationships of ¥3,647 million, developed technologies of ¥3,169 million. NIDEC has estimated the weighted average amortization period for the customer relationships and developed technologies to be 20 years and 15 years, respectively.

Consolidated statement of income for the year ended March 31, 2015

Operating income ¥(279) million, income before income taxes ¥(279) million and net income attributable to Nidec Corporation ¥(201) million.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Consolidated statement of income for the three months ended June 30, 2015

Operating income ¥(316) million, income before income taxes ¥(350) million and net income attributable to Nidec Corporation ¥(401) million.

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of companies executed in the fiscal year ending March 31, 2016. These assets and liabilities have been recorded on its consolidated balance sheet based on preliminary management estimation as of September 30, 2015. These evaluations do not have material impacts on NIDEC’s consolidated financial position, results of operations or liquidity.

4. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the six months ended September 30, 2015 are as follows:

Yen in millions
Balance as of April 1, 2015
Goodwill	¥162,959

Acquisition	5,590
Translation adjustments and Others	930

Balance as of September 30, 2015
Goodwill	¥ 169,479

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31, 2015
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥15,652	¥3,485	¥12,167
Customer relationships	58,881	13,934	44,947
Software	21,659	10,979	10,680
Other	7,608	3,734	3,874
Total	¥103,800	¥32,132	¥71,668

	Yen in millions
	September 30, 2015
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥15,977	¥4,136	¥11,841
Customer relationships	58,997	15,921	43,076
Software	22,794	11,507	11,287
Other	7,747	3,952	3,795
Total	¥105,515	¥35,516	¥69,999

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Total amortization of intangible assets for the years ended March 31, 2015 and for the six months ended September 30, 2015 amounted to ¥7,206 million and ¥4,132 million, respectively.

Total indefinite lived intangible assets amounted to ¥12,262 million and ¥12,260 million as of March 31, 2015 and September 30, 2015, respectively.

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,630	¥11,423	¥-	¥19,053
Debt securities	330	-	-	330

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,360	¥11,425	¥-	¥19,785

Securities not practicable to estimate fair value
Equity securities	¥1,733

	Yen in millions
	September 30, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,310	¥7,784	¥2	¥15,092
Debt securities	291	-	-	291

Held-to-maturity
Japanese government debt securities	901	2	-	903
	¥8,502	¥7,786	¥2	¥16,286

Securities not practicable to estimate fair value
Equity securities	¥1,719

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥2,384 million during the six months ended September 30, 2015, and increased by ¥3,227 million during the year ended March 31, 2015.

Proceeds from sales or redemption of marketable securities were ¥14 million and ¥264 million for the three months ended September 30, 2014 and 2015, respectively. On those sales or redemption, gross realized gains were ¥6 million and gross realized losses did not occur for the three months ended September 30, 2014. Gross realized gains were ¥185 million and gross realized losses were ¥0 million for the three months ended September 30, 2015.

Proceeds from sales or redemption of marketable securities were ¥14 million and ¥1,276 million for the six months ended September 30, 2014 and 2015, respectively. On those sales or redemption, gross realized gains were ¥6 million and gross realized losses did not occur for the six months ended September 30, 2014. Gross realized gains were ¥921 million and gross realized losses were ¥0 million for the six months ended September 30, 2015.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables present the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

Yen in millions
March 31, 2015
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥-	¥-	¥-	¥-
Debt securities	-	-	-	-
	¥-	¥-	¥-	¥-

	Yen in millions
	September 30, 2015
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥13	¥2	¥-	¥-
Debt securities	-	-	-	-
	¥13	¥2	¥-	¥-

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, if the fair value is significantly below the original cost for an extended period of time, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary and the impaired amount is recognized as a realized loss. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. However, even if a fair value is not significantly less than the original cost, the impaired amount is recognized as a realized loss when specific factors indicate the decline in the fair value is other-than-temporary.

As of September 30, 2015 and March 31, 2015, held-to-maturity securities of ¥901 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the six months ended September 30, 2014 and 2015 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2014:
Balance at March 31, 2014	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income	36,713	1,654	38,367
Other comprehensive income (loss):
Foreign currency translation adjustments	31,014	447	31,461
Net unrealized gains and losses on securities	1,347	17	1,364
Net gains and losses on derivative instruments	(191)	-	(191)
Pension liability adjustments	124	(15)	109
Total other comprehensive income (loss)	32,294	449	32,743
Total comprehensive income (loss)	69,007	2,103	71,110
Purchase of treasury stock	(30)	-	(30)
Dividends paid to shareholders of Nidec Corporation	(7,585)	-	(7,585)
Dividends paid to noncontrolling interests	-	(314)	(314)
Capital transaction with consolidated subsidiaries and other	(207)	(52)	(259)
Balance at September 30, 2014	¥579,156	¥24,559	¥603,715

For the six months ended September 30, 2015:
Balance at March 31, 2015	¥744,972	¥8,127	¥753,099
Comprehensive income (loss):
Net income	47,622	574	48,196
Other comprehensive income (loss):
Foreign currency translation adjustments	(14,064)	(477)	(14,541)
Net unrealized gains and losses on securities	(2,384)	-	(2,384)
Net gains and losses on derivative instruments	(641)	-	(641)
Pension liability adjustments	(11)	(12)	(23)
Total other comprehensive income (loss)	(17,100)	(489)	(17,589)
Total comprehensive income (loss)	30,522	85	30,607
Conversion of convertible bond	21,369	-	21,369
Purchase of treasury stock	(25)	-	(25)
Dividends paid to shareholders of Nidec Corporation	(11,764)	-	(11,764)
Dividends paid to noncontrolling interests	-	(67)	(67)
Capital transaction with consolidated subsidiaries and other	42	(86)	(44)
Balance at September 30, 2015	¥ 785,116	¥8,059	¥793,175

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Net unrealized gains (losses) from securities	Net gains (losses) from derivative instruments	Pension liability adjustments	Total
For the six months ended September 30, 2014:
Balance at March 31, 2014	54,540	4,185	(24)	(323)	58,378
Other comprehensive income (loss) before reclassifications	30,958	1,351	(111)	159	32,357
Amounts reclassified from accumulated other comprehensive income (loss)	56	(4)	(80)	(35)	(63)
Net change during the current period other comprehensive income (loss)	31,014	1,347	(191)	124	32,294
Balance at September 30, 2014	85,554	5,532	(215)	(199)	90,672

For the six months ended September 30, 2015:
Balance at March 31, 2015	131,332	7,412	(1,072)	(2,844)	134,828
Other comprehensive income (loss) before reclassifications	(13,933)	(1,760)	(1,334)	0	(17,027)
Amounts reclassified from accumulated other comprehensive income (loss)	(131)	(624)	693	(11)	(73)
Net change during the current period other comprehensive income (loss)	(14,064)	(2,384)	(641)	(11)	(17,100)
Balance at September 30, 2015	117,268	5,028	(1,713)	(2,855)	117,728

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the six months ended September 30, 2014:
Foreign currency translation adjustments	56	Other, net
	-	Income taxes
	56	Consolidated net income
	-	Net income attributable to noncontrolling interests
	56	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(6)	Gain from marketable securities, net
	2	Income taxes
	(4)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(4)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	(129)	Cost of products sold, Interest expense
	49	Income taxes
	(80)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(80)	Net income attributable to Nidec Corporation

Pension liability adjustments	(81)	*2
	31	Income taxes
	(50)	Consolidated net income
	15	Net income attributable to noncontrolling interests
	(35)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(63)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the six months ended September 30, 2015:
Foreign currency translation adjustments	(131)	Other, net
	-	Income taxes
	(131)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(131)	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(920)	Gain from marketable securities, net
	296	Income taxes
	(624)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(624)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	1,115	Cost of products sold, Interest expense
	(422)	Income taxes
	693	Consolidated net income
	-	Net income attributable to noncontrolling interests
	693	Net income attributable to Nidec Corporation

Pension liability adjustments	(40)	*2
	17	Income taxes
	(23)	Consolidated net income
	12	Net income attributable to noncontrolling interests
	(11)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(73)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended September 30, 2014:
Foreign currency translation adjustments	-	Other, net
	-	Income taxes
	-	Consolidated net income
	-	Net income attributable to noncontrolling interests
	-	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(6)	Gain from marketable securities, net
	2	Income taxes
	(4)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(4)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	(34)	Cost of products sold, Interest expense
	13	Income taxes
	(21)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(21)	Net income attributable to Nidec Corporation

Pension liability adjustments	(52)	*2
	21	Income taxes
	(31)	Consolidated net income
	15	Net income attributable to noncontrolling interests
	(16)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(41)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended September 30, 2015:
Foreign currency translation adjustments	(5)	Other, net
	-	Income taxes
	(5)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(5)	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(184)	Gain from marketable securities, net
	59	Income taxes
	(125)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(125)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	682	Cost of products sold, Interest expense
	(257)	Income taxes
	425	Consolidated net income
	-	Net income attributable to noncontrolling interests
	425	Net income attributable to Nidec Corporation

Pension liability adjustments	(20)	*2
	9	Income taxes
	(11)	Consolidated net income
	0	Net income attributable to noncontrolling interests
	(11)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	284

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Current portion of long-term debt:

Detail of Euro Yen denominated zero coupon convertible bonds due 2015 is as follows;

	Yen in millions
	March 31, 2015	September 30, 2015
Principal amount	¥21,445	¥-
Unamortized premium	10	-
Total	¥21,455	¥-

The Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015, which were listed at Singapore Stock Exchange, were issued on September 21, 2010, and were redeemable at 100% of principal amount on September 18, 2015 (maturity date).

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from ¥10,626 to ¥5,313 and the number of potential shares based on conversion options associated with the convertible bonds is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular.

The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

During the six months ended September 30, 2015, the bonds as of March 31, 2015 had been fully converted into common stock due to exercises of stock acquisition rights, which led to the allocation of treasury stock and issuances of new shares. The exercises of stock acquisition rights are a non-cash financing activity.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2014 and 2015 were as follows:

	Yen in millions
	For the six months ended September 30
	2014	2015
Net periodic pension cost for defined benefit plans:
Service cost	¥799	¥ 837
Interest cost	599	471
Expected return on plan assets	(492)	(596)
Amortization of net actuarial loss	53	102
Amortization of prior service credit	(86)	(85)
Net periodic pension cost for defined benefit plans	873	729
Cost for multiemployer pension plans	86	83
Cost for defined contribution plans	¥1,245	¥ 1,641

The amounts of net periodic benefit cost in pension and severance plans for the three months ended September 30, 2014 and 2015 were as follows:

	Yen in millions
	For the three months ended September 30
	2014	2015
Net periodic pension cost for defined benefit plans:
Service cost	¥418	¥ 402
Interest cost	280	236
Expected return on plan assets	(264)	(298)
Amortization of net actuarial loss	15	51
Amortization of prior service credit	(47)	(43)
Net periodic pension cost for defined benefit plans	402	348
Cost for multiemployer pension plans	43	42
Cost for defined contribution plans	¥579	¥ 795

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the six months ended September 30, 2014 and 2015:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the six months ended September 30, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥36,713	275,802	¥133.11
Effect of dilutive securities: Zero coupon convertible bonds	(30)	18,022
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥36,683	293,824	¥124.85
For the six months ended September 30, 2015:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥ 47,622	296,249	¥160.75
Effect of dilutive securities: Zero coupon convertible bonds	(3)	2,165
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥ 47,619	298,414	¥ 159.57

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended September 30, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥19,140	275,802	¥69.40
Effect of dilutive securities: Zero coupon convertible bonds	(15)	18,022
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥19,125	293,824	¥65.09
For the three months ended September 30, 2015:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥ 23,827	297,392	¥ 80.12
Effect of dilutive securities: Zero coupon convertible bonds	(0)	1,053
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥23,827	298,445	¥ 79.84

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

11. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 36.0% and 33.0% for the six months ended September 30, 2014 and 2015, respectively. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Six months ended September 30
	2014	2015
Statutory tax rate	36.0%	33.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(13.2)	(11.9)
Tax on undistributed earnings	0.9	3.2
Valuation allowance	(0.6)	(1.1)
Liabilities for unrecognized tax benefits	0.3	0.1
Withholding taxes paid to foreign tax jurisdictions	1.6	1.5
Other	0.6	(0.8)
Estimated effective income tax rate	25.6%	24.0%

The effective income tax rate decreased approximately 1.6 percentage points from 25.6% for the six months ended September 30, 2014 to 24.0% for the six months ended September 30, 2015.

12. Contingencies:

NIDEC has guaranteed approximately ¥326 million of lease contracts for customers in connection with the purchase for NIDEC’s products at September 30, 2015. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥6,456 million as of September 30, 2015, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2015	September 30, 2015
Foreign exchange forward contracts	¥21,746	¥16,802
Interest rate swap agreements	10,014	4,998
Commodity futures	4,929	4,313

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2015	September 30, 2015
Foreign exchange forward contracts	¥1,321	¥1,296

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	September 30, 2015
Foreign exchange forward contracts	Other current assets	¥8	¥ -
Commodity futures	Other current assets	47	-

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	September 30, 2015
Foreign exchange forward contracts	Other current liabilities	¥1,584	¥2,319
Interest rate swap agreements	Other current liabilities	12	3
Commodity futures	Other current liabilities	324	533

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	September 30, 2015
Foreign exchange forward contracts	Other current liabilities	¥142	¥33

The effect of derivative instruments on the consolidated statements of income for the six months ended September 30, 2014 and 2015

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income (loss)

	Yen in millions
	For the six months ended September 30
	2014	2015
Foreign exchange forward contracts	¥(251)	¥(474)
Interest rate swap agreements	5	4
Commodity futures	55	(171)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the six months ended September 30
		2014	2015
Foreign exchange forward contracts	Cost of sales	¥114	¥(440)
Interest rate swap agreements	Interest expense	(5)	(2)
Commodity futures	Cost of sales	(29)	(251)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the six months ended September 30, 2015.

A net gain (loss) of ¥ (1,291) million in accumulated other comprehensive income (loss) at September 30, 2015 is expected to be reclassified into earnings (losses) within the next 12 months.

As of September 30, 2015, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 26 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the six months ended September 30
		2014	2015
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥(140)	¥161
Currency option contracts	Foreign exchange gain (loss), net	(1)	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The effect of derivative instruments on the consolidated statements of income for the three months ended September 30, 2014 and 2015

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended September 30
	2014	2015
Foreign exchange forward contracts	¥(272)	¥(505)
Interest rate swap agreements	5	2
Commodity futures	(116)	(139)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended September 30
		2014	2015
Foreign exchange forward contracts	Cost of sales	¥34	¥(269)
Interest rate swap agreements	Interest expense	(2)	(2)
Commodity futures	Cost of sales	(11)	(154)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended September 30, 2015.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended September 30
		2014	2015
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥(119)	¥107
Currency option contracts	Foreign exchange gain (loss), net	(0)	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following tables provide information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2015	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥19,383	¥19,053	¥330	-
Derivatives	55	47	8	-
Total assets:	¥19,438	¥19,100	¥338	-
Liabilities:
Derivatives	¥2,062	¥324	¥1,738	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2015	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥15,383	¥15,092	¥291	-
Derivatives	-	-	-	-
Total assets:	¥15,383	¥15,092	¥291	-
Liabilities:
Derivatives	¥2,888	¥533	¥2,355	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2015
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥269,902	¥269,902
Short-term investments	2	2
Long-term investments	160	160
Short-term loan receivable	171	171
Long-term loan receivable	42	41
Short-term borrowings	(52,401)	(52,401)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(55,161)	(55,099)
Bonds including the current portion	¥(171,455)	¥(183,687)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	September 30, 2015
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥286,606	¥286,606
Short-term investments	196	196
Long-term investments	74	74
Short-term loan receivable	154	154
Long-term loan receivable	34	39
Short-term borrowings	(91,830)	(91,830)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(43,874)	(43,816)
Bonds including the current portion	¥(150,000)	¥(151,401)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from September 30, 2015 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on the quoted market price for NIDEC bond instruments in markets that are not active.

The carrying amounts of “Trade notes and accounts receivable” and “Trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

15. Segment data:

(1) Enterprise-wide information

The following table provides product information for the six months ended September 30, 2014 and 2015:

	Yen in millions
	For the six months ended September 30
	2014	2015
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥93,433	¥106,806
Other small precision motors	96,875	115,707
Sub-total	190,308	222,513
Automotive, appliance, commercial and industrial products	218,378	276,185
Machinery	45,022	53,582
Electronic and optical components	32,499	32,528
Others	3,304	2,544
Consolidated total	¥489,511	¥587,352

The following table provides product information for the three months ended September 30, 2014 and 2015:

	Yen in millions
	For the three months ended September 30
	2014	2015
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥47,593	¥56,866
Other small precision motors	52,826	61,589
Sub-total	100,419	118,455
Automotive, appliance, commercial and industrial products	108,134	138,868
Machinery	22,743	26,930
Electronic and optical components	16,330	16,705
Others	1,697	1,353
Consolidated total	¥249,323	¥302,311

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

 (2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments

NIDEC has changed NIDEC’s segment reporting so that it is in line with the changes NIDEC recently made in NIDEC’s management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment, and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the six months ended September 30, 2014, and 2015.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. This segment also includes the Nidec GPM group which was newly consolidated since February 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K.), Nidec Motor and Nidec Motors & Actuators. Therefore, NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. NIDEC’s segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the six months ended September 30, 2014 and 2015, respectively:

Business segment

	Yen in millions
	For the six months ended September 30
	2014	2015
Net sales to external customers:
Nidec Corporation	¥14,083	¥15,711
Nidec Electronics (Thailand)	32,896	43,678
Nidec Singapore	29,994	35,776
Nidec (H.K.)	39,552	47,022
Nidec Sankyo	60,556	65,609
Nidec Copal	20,050	22,439
Nidec Techno Motor	28,930	29,824
Nidec Motor	94,268	110,124
Nidec Motors & Actuators	81,083	123,529
All Others	88,923	94,385
Total	490,335	588,097
Adjustments*1	(824)	(745)
Consolidated total	¥489,511	¥587,352

*1 Adjustments are primarily U.S. GAAP adjustments related to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended September 30
	2014	2015
Net sales to external customers:
Nidec Corporation	¥7,428	¥8,292
Nidec Electronics (Thailand)	17,204	23,663
Nidec Singapore	15,338	19,780
Nidec (H.K.)	20,810	26,869
Nidec Sankyo	34,188	33,624
Nidec Copal	10,017	11,226
Nidec Techno Motor	12,978	13,279
Nidec Motor	47,885	55,390
Nidec Motors & Actuators	40,117	64,070
All Others	44,359	46,587
Total	250,324	302,780
Adjustments*1	(1,001)	(469)
Consolidated total	¥249,323	¥302,311

*1 Adjustments are primarily U.S. GAAP adjustments related to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

	Yen in millions
	For the six months ended September 30
	2014	2015
Net sales to other operating segments:
Nidec Corporation	¥71,139	¥89,129
Nidec Electronics (Thailand)	23,524	22,332
Nidec Singapore	350	472
Nidec (H.K.)	669	696
Nidec Sankyo	166	171
Nidec Copal	1,141	5,432
Nidec Techno Motor	2,278	2,285
Nidec Motor	72	533
Nidec Motors & Actuators	10,406	11,463
All Others	63,805	81,570
Total	173,550	214,083
Intersegment elimination	¥(173,550)	¥(214,083)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2014	2015
Net sales to other operating segments:
Nidec Corporation	¥36,610	¥51,223
Nidec Electronics (Thailand)	12,004	10,821
Nidec Singapore	182	244
Nidec (H.K.)	325	302
Nidec Sankyo	97	100
Nidec Copal	583	3,720
Nidec Techno Motor	1,252	1,348
Nidec Motor	41	213
Nidec Motors & Actuators	5,377	5,433
All Others	33,960	45,755
Total	90,431	119,159
Intersegment elimination	¥(90,431)	¥(119,159)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the six months ended September 30
	2014	2015
Operating income or loss:
Nidec Corporation	¥6,744	¥7,451
Nidec Electronics (Thailand)	6,941	8,202
Nidec Singapore	502	552
Nidec (H.K.)	254	425
Nidec Sankyo	5,273	7,681
Nidec Copal	(33)	1,721
Nidec Techno Motor	4,020	2,607
Nidec Motor	6,134	7,423
Nidec Motors & Actuators	8,041	11,063
All Others	17,363	17,137
Total	55,239	64,262
Reclassification *1	1,985	2,676
U.S. GAAP adjustments and Others *2	(1,815)	(270)
Consolidation adjustments mainly related to elimination of intersegment income or loss	1,839	2,335
Corporate*3	(5,325)	(7,153)
Consolidated total	¥51,923	¥61,850

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the six months ended September 30, 2014 and 2015.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the six months ended September 30, 2014 and 2015.

*3 Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended September 30
	2014	2015
Operating income or loss:
Nidec Corporation	¥3,311	¥4,235
Nidec Electronics (Thailand)	3,478	4,658
Nidec Singapore	220	296
Nidec (H.K.)	128	268
Nidec Sankyo	2,609	3,845
Nidec Copal	230	940
Nidec Techno Motor	1,706	1,053
Nidec Motor	3,133	3,301
Nidec Motors & Actuators	4,187	5,371
All Others	9,465	8,230
Total	28,467	32,197

Reclassification *1	917	761
U.S. GAAP adjustments and Others *2	(881)	256
Consolidation adjustments mainly related to elimination of intersegment income or loss	995	1,560
Corporate*3	(2,610)	(3,669)
Consolidated total	¥26,888	¥31,105

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the three months ended September 30, 2014 and 2015.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended September 30, 2014 and 2015.

*3 Corporate includes basic research expenses and head office expenses.

16. Subsequent events

Dividends for the first half of the fiscal year ending March 31, 2016

Subsequent to September 30, 2015, NIDEC’s Board of Directors declared a cash dividend of ¥11,925 million payable on November 30, 2015 to stockholders as of September 30, 2015.